NICARAGUA RISING INC.
13976 Lynmar Blvd.
Tampa, FL 33626
(813)769-0918

July 2, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549-7010
Mail Stop 3010

Attn.:           Karen J. Garnett, Assistant Director

Re:      Nicaragua Rising Inc.
Schedule 14C
Filed on March 12, 2010
File No. 000-53597

Dear Ms. Garnett:

In connection with the Commission’s comment letter dated March 19, 2010 relating to the filing of our Schedule 14C, and in addition to the response letter submitted to the staff on June 16, 2010 by our corporate counsel, Nicaragua Rising, Inc. (the “Company”) acknowledges to the Commission that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in its Schedule 14C;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of this revised Information Statement, please do not hesitate to contact the undersigned.

Very truly yours,

GERRY EUSTON
Gerry Euston, CEO